EXHIBIT 99.1

POET Technologies Announces the Results of its AGM and Option Grant of July 7, 2016

SAN JOSE, Calif., July 08, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK) – developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer – is pleased to announce the results of its annual general meeting of shareholders (“AGM”) and option grant of July 7, 2016.

AGM

At the AGM, the shareholders approved the following items:

  The number of directors was set at seven;
  All seven directors were re-elected as proposed, with each director receiving over 95% of the votes cast;
  Marcum LLP, Certified Public Accountants, of New Haven, Connecticut were reappointed as auditors of the Company for the ensuing year; and
  The Company’s stock option plan (with all officers, directors and insiders abstaining from voting) was amended to increase the number of common shares of the Company reserved for issuance under the plan to 44,352,885, representing 20% of the 221,764,427 issued and outstanding common shares of the Company.

Option Grant

At the meeting of directors following the AGM, as part of the Company’s annual incentive stock option grant program, options were granted to certain directors, officers, key consultants and employees of the Company to purchase up to an aggregate of 3,900,000 common shares, representing approximately 1.76% of the outstanding shares of the Company.

Employees as a group	400,000
Management as a group	1,550,000
Directors as a group	950,000
CEO and Chairman’s Discretionary Pool	1,000,000

The options are exercisable for 10 years at a price of $0.86 being the closing price of the Company’s shares on July 6, 2016.  25% of the options will vest on the first anniversary of the grant and the balance will vest quarterly over a further three year period thereafter.

The options were granted subject to provisions of the Company's stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws.  For further details on the Company’s share capital, refer to the Company’s Financial Statements and the MD&A for the 3-months ended March 31, 2016 which were filed on SEDAR on May 3, 2016.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

For further information:
Robert Ferri
Robert Ferri Partners
Tel: (415) 575-1589
Email: Robert.ferri@robertferri.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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